

November 12, 2013

Via E-Mail
Yuchuan Liu
Chairman and Chief Executive Officer
Sino Gas International Holdings, Inc.
No 18. Zhong Guan Cun Dong St.
Haidan District
Beijing 100083, P.R. China

      Re: **Sino Gas International Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed April 11, 2013
              File No. 000-51364

Dear Mr. Liu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

Management's Report of Internal Control over Financial Reporting, page 45

1. Within the second paragraph of page 46, you disclose management concluded that, as of December 31, 2012, your internal control over financial reporting ("ICFR") had significant deficiencies. Item 308(a)(3) of Regulation S-K requires the inclusion of a statement as to whether or not ICFR is effective as of the end of the most recent fiscal year. Please revise to specifically disclose management's assessment as to whether or not ICFR was effective.

<u>Consolidated Statements of Stockholders' Equity, page F-7</u>

2. We note your presentation of comprehensive income on page F-7 within your consolidated statements of stockholders' equity. ASU 2011-05 eliminated the option to present the components of comprehensive income as part of the statement of changes in stockholders' equity, and instead required the presentation of either a single continuous statement of comprehensive income or in two separate but consecutive statements. Please revise to include one of the two options for presenting comprehensive income in accordance with ASC 220-10-45. Refer also to ASC 220-10-55. Additionally, please request your independent registered public accountant to revise the scope paragraph of its report on page F-1 to include the statement of comprehensive income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Dr. Jiannan Zhang
       Cadwalader, Wickersham & Taft LLP